

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

January 13, 2016

<u>Via E-mail</u>
Ritu Chandy
Vice President – Finance and Chief Finance Officer
BMW Financial Services NA, LLC
300 Chestnut Ridge Road
Woodcliff Lake, New Jersey 07677

> **Re: BMW FS Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed December 18, 2015**
> **File No. 333-208642**

Dear Ms. Chandy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please confirm that delinquent assets do not constitute 20% or more, as measured by dollar volume, of the asset pool as of the closing date. See General Instruction I.B.1(e) of Form SF-3.

Form SF-3

Form of Prospectus

Cover

3. We note your bracketed disclosure indicating that certain information is only for illustrative purposes. For example, you state that "[t]he number of Classes, Interest Rate and Accrual Method are for illustrative purposes only…" Please confirm that the prospectus at the time of an offering will include specific disclosure about the notes being offered, including relevant risk factor disclosure about the different classes of notes.

Reading This Prospectus, page 4

4. Please revise the last sentence in the last paragraph under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Summary of Terms, page 5

5. We note your bracketed disclosure on page 86 indicating that you may include a prefunding period in future offerings made under this registration statement. Please revise your prospectus summary to indicate that, for any transaction that includes a prefunding period, you will include the disclosure required by Items 1103(a)(5)(iv), (v) and (vi) of Regulation AB.

6. We note that the cover of your prospectus indicates that each class of notes may accrue interest at either a fixed or floating rate. Your disclosure under the heading "Terms of the Notes – Interest" beginning on page 11 of the prospectus summary, however, includes an unbracketed description of the interest rate for each class of notes, identifying the Class A-2b Notes as floating-rate notes, while all other classes of notes are fixed rate notes. Please revise as necessary to provide consistent disclosure.

Risk Factors, page 25

7. We note your risk factor titled "The geographic concentration of the receivables…" on page 28 indicating that four states may account for 5% or more of the aggregate principal balance. Please confirm that, if 10% or more of the pool assets are or will be located in any one state or other geographic region, you will describe such economic or other factors specific to that state or region for each area that meets this geographic concentration threshold. See Item 1111(b)(14) of Regulation AB.

The Issuing Entity, page 49

8. We note that you have defined "Noteholders" as "the holders of the Notes." We also note your disclosure on page 83 that the only Noteholder will be Cede, as nominee of DTC, and that Noteholders will not be recognized by the Indenture Trustee as "Noteholders" as that term is used in the transaction documents. Finally, we note that you distinguish "noteholders" from "Note Owners" (which you define as the beneficial owners of the notes) on page 142 of your prospectus. Please revise your prospectus throughout to clarify that, for purposes of the asset representations review, dispute resolution, and investor communication shelf-eligibility requirements under General Instructions I.B.1(b), (c), and (d) of Form SF-3,, a "noteholder" is a beneficial owner – i.e., the investor – of the notes , rather than Cede & Co. or DTC. Where appropriate, please also include:

    •   A description of the DTC voting guidelines that beneficial owners must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review;

    •   Whether beneficial owners must follow DTC procedures to use the dispute resolution provision, and if so, a brief description of what those procedures include; and

    •   Whether beneficial owners must send communication requests to the issuer or servicer through DTC procedures, and if so, a brief description of what those procedures includes, or if the requests may be sent directly to the issuer or servicer.

    Please also make corresponding revisions to all appropriate transaction documents to reflect this clarification.

Credit Risk Retention, page 53

9. We note your bracketed disclosure here and elsewhere throughout your prospectus that you will include the risk retention disclosure for offerings "after" December 24, 2016. Please revise to state that this disclosure will be included, and confirm that you will comply with the risk retention requirements, for all offerings "on or after" December 24, 2016. Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407) (the "Credit Risk Retention Adopting Release") (stating that compliance with the rule is required "beginning" December 24, 2016).

[Eligible Horizontal Residual Interest Option:], page 53

10. We note your disclosure on page 54 that, in calculating the fair value of the Certificates, you have assumed that the receivables "prepay at a rate equal to [__]%" of the Prepayment Assumption described in "Weighted Average Lives of the Notes." The disclosure in the referenced subsection states on page 93 that the ABS Tables assume that

the receivables "prepay in full at the specified constant percentage of ABS monthly…" It appears from your disclosure in these two sections that you assume a constant prepayment rate for purposes of calculating the fair value of the residual interest. Please revise to clarify what prepayment rate assumptions you are making for purposes of calculating the fair value of the residual interest and, if you are assuming constant prepayment rates, please revise to disclose the source of your prepayment rate or an explanation as to why you believe that assumption is appropriate here.

11. We note your disclosure on page that the Sponsor will recalculate the fair value of the notes and certificates following the closing date and disclose this and any changes in the methodology or inputs and assumptions described in the Form 10-D for that collection period. Please confirm that, if the depositor retains a vertical interest in the securitization, you will also provide the necessary post-closing disclosure about the amount of the vertical interest retained if that amount is materially different from the amount disclosed in your prospectus. See Rule 4(c)(2)(ii) of Regulation RR.

Asset Representations Reviewer, page 57

12. We note your bracketed disclosure on page 58 that, following an event of default, the asset representations reviewer will be entitled to receive all fees and expenses owed from cashflow on the receivables prior to any amount being distributed to the noteholders. We are unable, however, to locate similar disclosure elsewhere in your prospectus where you discuss payment of priorities following an event of default (for example, we note several discussions about priority of payments following an event of default under the headings "Summary of Terms – Change in Priority of Distribution upon Certain Events of Default and Acceleration of the Notes," "Description of the Notes – Payments of Principal," and "– Indenture Events of Default"). Please revise your prospectus where necessary to provide consistent disclosure.

BMW FS' [and BMW Bank's] Financing Program[s]

Underwriting, page 59

13. We note your disclosure on page 60 that "in some cases, an application is not automatically rejected but does not meet the criteria for automatic approval due to incomplete or inconsistent information as described above or because one or more credit-related terms is not within prescribed automatic approval levels." The adopting release for Item 1111(a)(8) notes that "where originators may approve loans at a variety of levels, the loans underwritten at an incrementally higher level of approval are evaluated based on judgmental underwriting decisions, the criteria for the first level of underwriting should be disclosed, and loans that are included in the pool despite not meeting the criteria for this first level of underwriting criteria should be disclosed under Item 1111(a)(8)." See Issuer Review of Assets in Offerings of Asset-Backed Securities, Release No. 33-9176 (Jan. 20, 2011). Based on your disclosure, it appears that the

applications reviewed through a manual process by a credit analyst should still be disclosed as exception applications under Item 1111(a)(8). Please revise or advise.

Description of the Notes

Repurchase Obligations, page 78

14. We note that BMW FS and BMW Bank, if applicable, have an obligation to repurchase receivables where there has been a material breach of representations and warranties. Please confirm that you will provide information about the financial condition of BMW FS, as sponsor and servicer, and about BMW Bank, as originator, to the extent that there is a material risk that the effect on its ability to comply with the provisions in the transaction agreements relating to the repurchase obligations and servicing for those assets resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f), 1108(b)(4), and 1110(c) of Regulation AB.

Asset Representations Review

15. Please revise your disclosure to describe how investors are able to make a repurchase request to the repurchasing party.

Voting Requirements, page 80

16. In the first sentence of this section, you state that a noteholder may demand that the indenture trustee call a vote of all noteholders on whether to direct the asset representations reviewer to conduct a review. Later, you state that noteholders of at least 5% of the principal amount of the notes are required to demand such a vote. Please revise, as these statements are inconsistent.

Dispute Resolution for Repurchase Request, page 80

17. We note your disclosure on page 81 that "[e]ach party to a mediation or arbitration will agree to keep the information concerning the mediation or arbitration, including the existence and details of the mediation or arbitration proceeding, confidential." Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

[Prefunding Period], page 86

18. We note that you contemplate including a prefunding period in future offerings and your statement that the portion of the proceeds for the prefunding account will not exceed 50%

of the proceeds of the offering. Item 1101(c)(3)(ii) of Regulation AB limits the proceeds for a prefunding account to 25% of the proceeds of the offering. Please revise and confirm that any prefunding account used will not exceed 25% of the proceeds of the offering.

19. Please revise to include a description of the Rule 193 Review for assets that may be added to the pool during the prefunding period and the corresponding Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB disclosure.

20. Please also revise your prospectus to state whether, and if so, how, investors will be notified of changes to the asset pool following the prefunding period. See Item 1111(g)(12) of Regulation AB.

Credit Enhancement, page 90

21. We note your bracketed summary disclosure on page 19-20 contemplating the use of swap and interest rate cap agreements, but are unable to locate descriptions of such agreements elsewhere in your prospectus. Securities Act Rule 430D(d)(2) requires the registrant to file a post-effective amendment to the registration statement to add information about credit enhancement and other support that were not described as contemplated in the registration statement. Please revise the form of prospectus to fully describe these credit enhancements and other support or, in the alternative, confirm that you will file a post-effective amendment to the registration statement to add such information. See also Item 1115 of Regulation AB.

22. We also note your bracketed disclosure here contemplating the use of cash deposits as a form of credit enhancement, but we are unable to locate this disclosure elsewhere in your prospectus. Please revise your prospectus summary and prospectus cover page as necessary to reflect all contemplated forms of credit enhancement and support to provide consistent disclosure.

Description of the Transfer and Servicing Agreements – The Indenture, page 111

23. We note your disclosure on page 115 that the Indenture Trustee, subject to the provisions in the Indenture relating to the duties of the Indenture Trustee, "will be under no obligation to exercise any of the rights or powers …at the request or direction of any of the Noteholders, if the Indenture Trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liability that might be incurred by it in complying with the request." We also note that Section 6.01 of the Indenture filed as exhibit 4.1, which addresses the duties of the indenture trustee, does not require the indenture trustee to take any action with respect to the asset representations review and dispute resolution provisions. Please revise to clarify in the prospectus and the Indenture that such contractual provisions will not undermine the indenture trustee's duties in

connection with actions required by the shelf-eligibility criteria relating to the asset representations review and dispute resolution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3674 if you have questions.

Sincerely,

/s/ Michelle M. Stasny

Michelle M. Stasny
Special Counsel
Office of Structured Finance

cc: Mark W. Redman, Esq., BMW Group
        Reed D. Auerbach, Esq., Morgan, Lewis & Bockius LLP